ARCH CHEMICALS, INC.

501 Merritt Seven

Norwalk, Connecticut 06851

July 28, 2009

VIA EDGAR TRANSMISSION

Mr. Terence O’Brien

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Arch Chemicals, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed February 20, 2009
Form 10-Q for the quarter ended March 31, 2009
Schedule 14A Definitive Proxy Statement Filed March 13, 2009
File No. 1-14601

Dear Mr. O’Brien:

Thank you for your letter dated July 14, 2009 on the above-referenced matters. In reply to your comments, Arch Chemicals, Inc. (the “Company”) is providing the following response. For your convenience, our response follows your comment which is reproduced below.

Form 10-K for the year ended December 31, 2008

Management’s Discussion and Analysis, page 28

We have read your response to comments 5, 6 and 8 in our letter dated May 15, 2009. For comments 1-9 below, please provide us your proposed disclosure in a letter to us and ensure that these disclosures are included in the next Form 10-Q for the quarter ended June 30, 2009.

1.

We previously cited the guidance in Sections 501.14, 501.12.b.4, and 501.02 of the Financial Reporting Codification regarding your disclosures about the events and circumstances which precipitated the $24.6 million fourth quarter goodwill impairment. Absent the charge, 2008 fourth quarter net income would have been consistent with 2007 fourth quarter adjusted net income (excluding the $7.4 million non-recurring tax benefit). The impact on annual 2008 net income was 40%. However, the 10-K contains only two sentences of disclosure that identifies causes of the impairment charge. Moreover, there is no substantive discussion about the implications of the impairment charge. Both the existing and proposed disclosures cite only general, macro-economic factors with no specific explanation about the relevant impairment indicators such as changes in the industrial coatings market size and characteristics, changes in the economic and demographic characteristics of your customer base, changes in competitive factors, changes in management and/or business strategies, etc. Also, investors are not being informed that projected annual cash flows have been reduced from $10 million to “slightly positive”. The materiality of such implications is self-evident in light of the $45 million operating cash flows reported for 2008. Further, the basis for this dramatic change in estimate remains unclear given: (1) the impaired industrial coatings business generated 2008 cash flows that were consistent with your January 2008 projections; (2) the business has not lost any major customers or market share; (3) your market capitalization has substantially exceeded your equity balance in periods before and after the charge; (4) your 2008 SFAS 131 data and related segment disclosures report improved pricing and increased product demand in Eastern Europe for the industrial coatings business and do not clearly communicate indicators of impairment; (5) your disclosure to us that this business generated a 2008 fourth quarter operating profit and that the $.5 million annual operating profit for this business in 2008 substantially exceeded the prior year’s operating profit. Please review the guidance we have cited and provide disclosures that specifically address these issues.

RESPONSE

The Company has reviewed Sections 501.14, 501.12.b.4, and 501.02 of the Financial Reporting Codification. The Company agrees with the Staff on the significance of the charge in relation to the Company’s fourth quarter and annual operating results. Based upon the review and the Staff’s comments, the Company has expanded and revised its original disclosures relating to the impairment charge for the business to incorporate specific explanations, as well as clarifying the cause for the change in estimate. Please see below for the Company’s proposed disclosure which will be incorporated into the Form 10-Q filing for June 30, 2009.

In response to the Staff’s comment regarding improving the disclosures on the implications of the impairment, the Company will provide enhanced disclosures on the strategic options for the business (see Response #2 below) as well as on other potential long-lived assets at risk (see Response #10 below).

The Company will add the following disclosure in “Goodwill and Other Intangible Assets” in the “Critical Accounting Policies” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s June 30, 2009 Form 10-Q:

Background Information:

The industrial coatings business was negatively impacted by the decline in the local furniture maker market in several of the major European economies as a result of the shift of manufacturing to countries with low-cost production. The Company’s industrial coatings business is principally concentrated in Europe, unlike our other businesses that are more geographically diversified. The industrial coatings business, to a greater extent, was also being impacted by competitive activities within Europe, principally in Italy (the business’ largest sales region), as competitors attempted to gain market share, in particular, one competitor began recruiting and hiring several of the Company’s employees, agents and distributors. In response to these activities, the business was unable to maintain profitability in the face of rising raw material prices. As a result, the business began to see declines in sales volumes and overall margins. The Company’s industrial coatings export business took advantage of its strong positions in growing markets in Russia and Eastern Europe to offset some of the shortfalls in volumes in the other regions. Consequently, the operating income for the business declined from approximately $7 million in 2003 to slightly positive for 2007 and 2008. Additionally, the industrial coatings cash flows had declined from $9 million in 2003 to $6 million in 2008.

When the Company performed its annual goodwill impairment test during January 2008, it considered the factors above and concluded that the goodwill of its industrial coatings business was not impaired. Assumptions underlying this conclusion included expected volume growth driven by geographic expansion and market growth supported by new product introductions and price increases in order to achieve profit improvement.

The rapid deterioration of the global economy during the fourth quarter of 2008, which could not be foreseen in January 2008, significantly compounded the existing adverse factors identified above, and was the principal reason for the interim test. This economic slowdown intensified throughout the fourth quarter of 2008 as weakness spread to the broader worldwide economy, negatively impacting many of our customers in the industrial coatings business and our expectations of a recovery in these markets. At this point, the business began seeing volumes decline 20% to 40% from the prior year levels and that the industrial coatings market was going to continue to contract through most of 2009 and that there would be a slow recovery. The United Kingdom was also adversely impacted by the weakening of the British Pound versus the Euro, since it purchases much of its materials in Euros. Due to the competitive environment, the Company was not able to pass along price increases to offset the foreign exchange impact on the cost of imported materials. As a result, the Company’s projected future cash flows (for 2009 and beyond) were adversely impacted and were significantly lower in December 2008 than the projections used in the Company’s January 2008 annual impairment review.

The goodwill impairment testing process involves the use of significant assumptions, estimates and judgments by management, and is subject to inherent uncertainties and subjectivity, which include estimating a reporting unit’s discounted cash flows, selecting a discount rate and long-term growth assumptions. Estimating a reporting unit’s discounted cash flows involves the use of significant assumptions, estimates and judgments with respect to a variety of factors, including sales, gross margin, operating expenses, working capital fluctuations, capital expenditures and cash flows, all of which are based on the Company’s annual strategic business plan or other forecasted results. The Company’s historical annual cash flow projections, on average, have been consistent with actual cash flows. The Company uses the prevailing foreign exchange rates at the time of the forecast for all years included in the projections. The discount rate is based on the weighted average cost of capital for each of the reporting units. The long-term terminal growth assumptions reflect our current long-term view of each business. Additionally, the allocation of the estimated fair value of the Company’s reporting units to the estimated fair value of their net assets also involves the use of significant assumptions, estimates and judgments. Both the estimates of the fair value of the Company’s reporting units and the allocation of the estimated fair value of the reporting units to their net assets are based on the best information available to the Company’s management as of the date of the assessment. As part of the impairment review process, the Company compares the value of the Company’s reporting units, which is derived from the discounted cash flows, to the Company’s market capitalization. At the end of 2008, the Company’s market capitalization had not declined, and was not a factor for the interim impairment test.

Change in Assumptions from the annual impairment review to the interim impairment review:

The material change in assumptions from the January 2008 annual impairment test to the December 2008 interim impairment test was principally related to projected lower volumes for the business in 2010 through 2012, and to a lesser extent, lower margins. Due to the aforementioned items, the Company reduced its base volume assumptions as well as the estimated volume growth in its projections for 2010 through 2012, as the Company no longer expected the magnitude and pace of the growth and recovery of profitability that was anticipated earlier driven by geographic expansion and new product introductions. To the contrary, in the fourth quarter of 2008, the Company believed that the industrial coatings market was going to continue to contract through most of 2009 and that there would be a slow recovery. Additionally, price increases to achieve profit improvement and to offset rising raw material costs, were lower due to the competitive pressures. Although the industrial coatings business saw increased competitive activities during the fourth quarter of 2008, the change in forecasted cash flows was not due to the business losing any major customers and the Company does not believe that it has seen a reduction to its percentage of market share. The projected lower volumes for the business were mainly the result of an overall contraction of the market.

Although the industrial coatings business’ 2008 cash flows were consistent with original projections, the Company’s December 2008 projections of future cash flows were significantly lower than the projections used in the Company’s January 2008 annual impairment review for 2009 and beyond, as a result of this rapid deterioration of the global economy in the fourth quarter of 2008. The assumption of lower volumes and lower margins significantly impacted the estimated future cash flows of the business. The Company’s January 2008 impairment test estimated cash flows of approximately $5 million in 2008 increasing to approximately $9 to $10 million annually in future years. The December 2008 projected cash flows decreased from approximately $5 million in 2008 to slightly positive in 2010, $1 million in 2011 and recovering to approximately $4 to $5 million annually thereafter, which, after considering the change in the discount rate, resulted in a decrease of the net present value for the cash flows of approximately $70 million. The Company adjusted the discount rate from 8.8% in the January 2008 test to 9.2% in December 2008 in order to reflect current market risks. Approximately $10 million of the decrease in estimated fair value of the business is due to the change in discount rate. The Company has kept its long-term growth rate consistent in both calculations at 3.3%, based on our long-term assessment of the market subsequent to 2012.

Fourth Quarter 2008 Interim Impairment Assessment:

As a result of the update to the Company’s financial forecast, due to the aforementioned items and in connection with the 2008 year-end review of our accounts, the Company conducted an interim SFAS 142 impairment review using a combination of valuation methodologies, including a discounted cash flow model. Such review indicated that there was an impairment on the goodwill of the industrial coatings business. As the updated estimate of the reporting unit’s fair value was less than the carrying value of the reporting unit, the Company performed Step 2 of the SFAS 142 impairment test. Based upon an analysis of fair value, the Company recorded a non-cash goodwill impairment charge of $24.6 million, which eliminated the remaining carrying amount of goodwill related to the industrial coatings business acquired in conjunction with the Company’s acquisition of Hickson International PLC in August of 2000.

2.	Section 501.12.b.4 of the Financial Reporting Codification addresses the need to disclose the implications of material asset impairments. Since management is considering new strategies to maximize the value of the impaired business, then the existence of this uncertainty as well as the reasonably likely implications of such strategies should be disclosed i.e., potential restructuring and/or disposal charges, product pricing changes, new product introductions, capital requirements for geographic expansion or contraction, etc. Alternatively, if management has concluded that none of these strategies would be reasonably likely to have a material impact on interim or annual operating results and liquidity, then that fact should be disclosed. Absent such disclosure, investors cannot assess the prospects of the impaired business relative to the company’s operating results and liquidity. The disclosure should also address management’s plan to divest of its non-biocides businesses within five years.

RESPONSE

The Company continues to evaluate various strategic options for this business, including its potential sale. To date, Management is exploring and evaluating its options and has not yet committed to any specific option. Although it is the Company’s vision to become a pure Biocides company, currently it does not have any firm commitments to divest of its non-biocides businesses. The Company will add the following disclosure in the “Liquidity, Investment Activity, Capital Resources and Other Financial Data” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s June 30, 2009 Form 10-Q:

The Company is in the process of evaluating all strategic options for the industrial coatings business, including the potential disposition, restructuring and / or change to the current distribution methods. The Company continues to evaluate all options and has currently not committed to any option. If the Company were to sell the business, it does not believe that there would be a material gain or loss on the disposition. If the Company were to restructure or change the distribution method of the business, it could have a material effect on the Company’s results of operations or cash flows, but believes that this is unlikely.

3.	The critical accounting policy disclosure on page 48 of the 10-K states that management’s “long-term terminal growth assumptions reflect our current long-term view of the marketplace”. However, these assumptions are not disclosed and accordingly it is not clear how management’s long-term view of the marketplace changed between the first and fourth quarters of 2008. Further, if positive cash flows are projected in all future periods, it remains unclear why the $24.6 million asset was deemed impaired given that the cash flow projections assume that the business will continue in perpetuity. It is not clear whether certain adverse business conditions (manufacturers in developing countries, etc.) were deemed irreversible, and if so, the basis for this conclusion. Absent such disclosure, investors are required to speculate about management’s critical accounting estimates and the factors considered in arriving at such estimates. As previously requested, please see the guidance in Section 501.14 of the Financial Reporting Codification.

RESPONSE

The Company used a long-term terminal growth assumption of 3.3% in both its annual and interim calculations, which was based upon the average expected gross domestic product growth. The Company has disclosed the long-term growth assumption in its revised disclosure, see the Company’s planned disclosure in Response #1 above (paragraph 7), which will be included in the “Critical Accounting Policies” section of the June 30, 2009 Form 10-Q.

The Company has assumed that the industrial coatings business will continue into perpetuity. The main reason for the decline is due to the change in the estimated future volume assumptions for the business and, to a lesser extent, projected lower margins. Given the rapid deterioration in the market in the fourth quarter of 2008, the Company projected a significant decline in volumes for 2009 that resulted in a decrease in its volume assumption for the 2010 – 2012 years which had not been known in the January 1, 2008 annual impairment review. Prior projections, including those used in the January 1, 2008 annual impairment test, had incorporated the shift in production and, to a lesser extent, a contraction in the market, as well as future recovery of profitability. The volume decline dramatically decreased the projected profitability for the business. The Company does not believe that there have been any adverse conditions that are irreversible and although the cash flow projections are still positive, the carrying value of the business exceeded the fair value of the current projected cash flows. See the Company’s planned disclosure in Response #1 above (paragraph 4), which will be included in the “Critical Accounting Policies” section of the June 30, 2009 Form 10-Q. The Company believes that the additional disclosure will satisfy the Staff’s comments as well as address the guidance of Section 501.14 of the Financial Reporting Codification.

4.	As previously requested, please provide a disclosure that fully explains and quantifies the impact of changes in your 2008 fourth quarter SFAS 142 estimates relative to your 2008 first quarter SFAS 142 estimates. The revised assumption that the business would incur a substantial decline in near-term annual cash flows has implications regarding the Registrant’s future liquidity and should be fully explained. Further, we now understand that the material changes in estimates include the discount rate, projected sales volume, and projected price increases. We also now understand that certain undefined “increased competitive pressures” had adversely impacted the industrial coatings business operating results since 2003, causing a 97% decline in annual operating income relative to 2007. We understand that there were other undefined “increased competitive activities” which occurred in the 2008 fourth quarter that caused management to significantly change its expectations concerning the impact of geographic expansion, new product introductions, and price increase on future operating results. Management’s assumptions regarding foreign exchange rates and raw materials costs should also be explained. Also, the disclosure should quantify and explain the adverse trend in profitability since 2003 so that investors can understand the nature of the undefined competitive factors and so that the extent and duration of the associated adverse impact is transparent.

RESPONSE

The Company will provide a disclosure that fully explains and quantifies the impact of the changes to our fourth quarter 2008 SFAS 142 estimates relative to the first quarter 2008 SFAS 142 estimates that were used in the interim impairment calculations. This will include a discussion on the projected sales volumes, discount rate and price increases. The Company has provided some background information regarding the initial shift in the market as well as the contraction in Europe, which caused the adverse trend in profitability since 2003. The Company has also included discussion on raw material costs and foreign exchange. See the Company’s planned disclosure in Response #1 above, which will be included in the “Critical Accounting Policies” section of the June 30, 2009 Form 10-Q.

5.	Please disclose the accuracy of management’s pre-2008 cash flow projections regarding the impaired business. See Section 501.14 of the Financial Reporting Codification.

RESPONSE

The Company’s 2007 projection of cash flows included fiscal years 2007 through 2010. The 2007 and 2008 actual cash flows were consistent with these projections. The Company’s 2008 projected cash flows included fiscal years 2008 through 2011. The 2008 actual cash flow was consistent with the projection.

The projected cash flows for the subsequent years used in those calculations have subsequently been revised downward for years 2009, 2010 and 2011 as a result of the recent turmoil in the markets.

Considerable management judgment is necessary to estimate discounted future cash flows in conducting an impairment test for goodwill and other intangible assets, which may be impacted by future actions taken by the Company and its competitors as well as changes in macro-economic factors that impact the markets in which the Company conducts business. The Company believes that it has a sound process and reasonable ability to estimate the future operating results and cash flows for its businesses. The Company’s annual cash flow projections have been consistent with actual cash flows.

Please see the Company’s response to Response #1 above (paragraph 5), which has the planned disclosure to be incorporated into the “Critical Accounting Policies” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s June 30, 2009 Form 10-Q.

6.	We note your conclusion that “The industrial coatings market…did not start to feel the impact of the deterioration of the global economy until mid-way through the fourth quarter”. In future filings, please identify and explain the key market indicators that management uses to assess the economic condition of the industrial coatings market and other markets that materially impact your operating results. Any material changes in such known factors should be clearly disclosed in MD&A to provide investors with an understanding of management’s view concerning relevant market conditions and the corresponding impacts on historical and prospective segment sales and earnings, and on the recoverability of long-lived assets. See Section 501.12.b.1 of the Financial Reporting Codification.

RESPONSE

Although there is no specific economic indicator that the Company looks to assess the economic condition of the industrial coatings business, the Company does look to the trends, such as housing-related data, which is also important for our wood protection business. Many of the products for the industrial coatings and wood protection businesses are used in new construction at various stages. For these businesses, the housing related data is generally seen as an advanced indicator of where volumes will be in the next several months. Any additional information that is obtained on market movements, for both the industrial coatings and wood protection businesses, is based on intelligence that these businesses obtain from our customers, agents and distributors within the various countries in which we operate.

The Company monitors numerous other metrics, such as consumer confidence and consumer credit markets, for all of its businesses, but it does not believe that any one factor is a sole indicator on the performance of any of its businesses’ results. Weather patterns can have a significant impact on the results of the Company’s HTH water products business and the Company has historically disclosed the effect in the discussion of Segment results in the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Based on the Staff’s comment, the Company will include the following disclosure in the “Overview” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s June 30, 2009 Form 10-Q:

Overall economic conditions for our wood protection and industrial coatings businesses were depressed in 2008 and have persisted throughout the first half of 2009. New housing starts are down significantly and consumers continue to be faced with general economic uncertainty, fueled by weak consumer credit markets and lagging consumer confidence as a result of volatile and often erratic financial markets. All of these factors have negatively impacted consumer demand for furniture as well as decreased demand for lumber and other construction materials. This has put pressure on the operating results and cash flows of these businesses. If the wood protection and industrial coatings businesses results were to continue to decline further and if there is no recovery over the next several years, the earnings and the cash flows for these businesses may be significantly impacted which could impair certain long-lived assets for these businesses.

7.	Your response cites the risk factor on page 13 regarding the impact of the local furniture maker market on your coatings business. It does not appear that this text has been significantly revised or updated since 2005. Further, MD&A does not indicate whether operating results have been materially impacted by this risk in any of the periods presented. Consequently, the extent to which sales and profit margins have been impacted by a shift of customers and products to developing countries is unclear. Further, the impact of this shift on your historical and projected capital expenditures and on your impairment assessment of the industrial coatings goodwill asset is also unclear. In future filings, please disclose the extent to which the identified risks have materially impacted the operating results and liquidity of each segment. See Section 501.12.b.3 of the Financial Reporting Codification.

RESPONSE

In the Company’s June 30, 2009 Form 10-Q the Company will modify the risk factors section in Item 1A, regarding the impact of the local furniture maker market on the Company’s industrial coatings business as follows (additions to the December 31, 2008 Form 10-K language underlined for identification):

In connection with the shift to countries with low-cost production, our customers or the markets for our products may shift to these countries where we may not have a sufficient presence. For example, our coatings business has been negatively impacted by the decline of the local furniture maker market in several major European economies as a result of such a shift. This has been one factor, among a variety of others, including competitive pressures, that led to a decrease in operating results for the industrial coatings business from operating income of approximately $7 million in 2003 to slightly positive in 2007 and 2008. Despite the market shift and increased competitive pressures, capital spending for the business has not changed significantly over the past five years and the Company does not foresee a significant change to capital spending in the future.

The decline of the local furniture market and the increased competitive pressures negatively impacted the industrial coatings business. However, the rapid deterioration of the global economy during the fourth quarter of 2008 significantly compounded these factors and led to the impairment charge which was recorded in December 2008. See the Company’s response to Comment #1 (paragraph one) for the expanded disclosure, which the Company will include it its June 30, 2009 Form 10-Q, regarding the impact of the shift to countries with low-cost production on the goodwill impairment charge.

The Company will incorporate the extent to which the identified risks have materially impacted the operating results and liquidity of each segment in future filings. For example, in the Company’s June 30, 2009 Form 10-Q the Company will expand the following risk factor in Item 1A: “Our base of customers for our Treatment Products segment is concentrated, and the loss of business from a major customer could have a material adverse effect on us. In addition, contract manufacturing is significant to our Performance Products segment.” The language will read as follows (additions to the December 31, 2008 Form 10-K language underlined for identification):

Our Performance Products segment is highly dependent on contract manufacturing arrangements with various terms. The operating results are expected to decrease by approximately $12 million after December 31, 2009 due to the anticipated reductions in contract manufacturing. We believe that our pipeline of new product offerings should mitigate a portion of this impact. However, if we are unable to replace the expiring contract manufacturing with other profitable arrangements or mitigate with new product offerings, the operating income of the Performance Products segment, and perhaps the Company as a whole, could be materially reduced. Additionally, the performance urethanes business’ Long-lived assets (exclusive of Goodwill and Other assets) and Goodwill, $15.8 million and $4.4 million, respectively, at June 30, 2009, could become impaired.

Similar language will also be included in the “Liquidity, Investment Activity, Capital Resources and Other Financial Data” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company’s June 30, 2009 Form 10-Q.

8.	Please explain to us and revise future filings as appropriate to disclose the characteristics, factors, etc., unique to operating in Europe that have made the industrial coatings business more susceptible to impairment. It appears that the competitive pressures and market conditions which you describe in response to comment 6 would exist in other geographic areas. Disclose whether any of your other reporting units operates primarily in Europe. Please explain what you mean by “broader markets” in which your other reporting units compete.

RESPONSE

The Company’s industrial wood coatings business has approximately 80 percent of its sales in Europe, which is our only business with such a large portion of its sales in that region. The other businesses have a larger geographic footprint, with the industrial biocides, personal care and wood protection business having approximately 25 percent to 30 percent of their sales in Europe; while the remaining businesses having less than 20 percent of sales in Europe. Therefore, these businesses are less likely to be specifically impacted by the downturn in Europe and dependent upon that region recovering in an economic downturn. The industrial coatings business has a strong presence in Italy, U.K. and France, and also serves Russia and Eastern Europe. During the fourth quarter of 2008, the Company began to see a decline in volumes in Russia and Eastern Europe an area in which the Company had previously seen significant growth that was offsetting some of the declines that were evident in several of the other countries as a result of the contraction in Western Europe. After the significant downturn in the fourth quarter, the Company believes that this has impacted the recovery in both the Western and Eastern European economies, whereas, the Company had previously anticipated improvement in these economies from, among other things, new product offerings.

Although all of our businesses have been impacted by the global downturn in the economy, the industrial coatings business was already projecting proportionately lower cash flows relative to its book value than our other businesses. Therefore, the global downturn in the fourth quarter of 2008 caused the estimates of this business’ cash flows to be lower than its carrying value.

See the Company’s planned disclosure in Response #1 above (paragraph one), which describes the underlying details mentioned above and will be included in the “Critical Accounting Policies” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s June 30, 2009 Form 10-Q.

9.	As previously requested, please clarify in the filing whether any of your “critical success factors” (page 29) materially impacted the determination that the industrial coatings business was impaired. This disclosure is necessary to an understanding of the extent to which the impairment was caused by factors within management’s control (responsive product offerings, cost containment, production efficiencies) or by factors beyond management’s control (shrinking market size, product and environmental regulatory costs, adverse exchange rates). See Section 501.12.b.4 of the Financial Reporting Codification.

RESPONSE

The impairment was principally caused by factors outside of the Company’s control: the global recession, the impact of the shift in production trends on local furniture markets in several major European economies and competitive pressures. One of the Company’s “critical success factors” in its December 31, 2007 and December 31, 2008 Form 10-K filings, was the Company’s inability to sell new products that also impacted the goodwill impairment analysis. For example, expectations of new product introductions were lower as customers delayed investments in and adoption of new technologies, such as spending for new equipment. See the Company’s response to Response #1 for the expanded disclosure (see the Background discussion as well as the first paragraph in the change in assumptions), which the Company will include it its June 30, 2009 Form 10-Q, regarding the impact of this critical success factor on the impairment charge.

Additionally, in future Form 10-K and Form 10-Q filings, the Company will disclose the impact of its critical success factors on any future impairment or restructuring charges.

10.	Your response states that for several years, the industrial coatings business has been adversely impacted by the contraction of the local furniture markets in several major European economies. We also note the related risk factor on page 13. Presumably a decline in market size can reasonably be expected to materially impact future operating results as well as the uncertainty regarding the recoverability of related assets. Similarly, a 97% decline in industrial coatings annual operating income since 2003 would appear to create a material uncertainty over the recoverability of associated goodwill. Accordingly, it is unclear how management could reasonably conclude that forewarning disclosure was not required pursuant to Sections 216 and 501.02 of the Financial Reporting Codification. Please note these requirements in future filings.

RESPONSE:

As required, the Company will include language in future Form 10-K and Form 10-Q filings when circumstances have caused it to be possible that the Company could record future impairment charges. For example, the Company will add the following paragraph in the “Liquidity, Investment Activity, Capital Resources and Other Financial Data” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s June 30, 2009 Form 10-Q:

The recent turmoil in the global economy has impacted the operating performance of the Company’s business units towards the end of 2008 and throughout 2009. In addition, the decline in housing related activity in 2008 and 2009 has also impacted the operating performance of the Company’s industrial coatings and wood protection businesses. As a result, the estimated fair values have decreased for some of the Company’s reporting units, in particular the industrial coatings and wood protection reporting units, and the assets of such reporting units. If these conditions were to continue to decline or persist at current depressed levels throughout the next several years, the following assets could become impaired: Goodwill for the wood protection business of $43.3 million, and/or Long-lived assets (exclusive of Goodwill, Other assets and Investments and advances – affiliated companies at equity) for the industrial coatings and wood protection businesses of $62.9 million and $59.4 million, respectively. Additionally, the Company’s performance urethanes business has a significant contract that is expiring at the end of 2009. If the performance urethanes business is unsuccessful with new product offerings and /or earnings and/or cash flows were to fall below current expectations, the following assets could become impaired: Goodwill of $4.4 million, and/or Long-lived assets (exclusive of Goodwill, Other assets and Investments and advances – affiliated companies at equity) of $15.8 million.

Form 10-Q for the quarter ended March 31, 2009

Liquidity, Investment Activity, Capital Resources and Other Financial Data, page 23

13. Commitments and Contingencies, page 15

11.	We have read your response to comment 13. We understand that the .8 million Euro estimate is “the low end in the range of possible outcomes”. In future filings, please disclose the high end of the range pursuant to paragraph 10 of SFAS 5.

RESPONSE

The Company will update and revise the following disclosure, which will be included in Footnote 13 of the Company’s June 30, 2009 Form 10-Q (additions to the December 31, 2008 Form 10-K language are underlined for identification) as follows:

Along with its primary Comprehensive General Liability (“CGL”) insurer, Arch Coatings France S.A. (“ACF”), a subsidiary of the Company, is a defendant in a lawsuit filed in France by a builder of pleasure boats. The suit alleges that the formulation of certain varnish coatings previously supplied by ACF for application to interior woodwork on approximately 5,200 boats made by plaintiff was defective in that, under certain conditions, the varnish will bubble and peel. At the end of 2008, the plaintiff claimed that about 490 boats had manifested the problem, and that it had expended €3.6 million (approximately $5.0 million) to repair 425 of those boats. There is no trial date set for this case, and a court-appointed expert is in the process of determining the technical cause of the problem, as well as the extent of the damages. In August 2008, ACF was advised by its primary CGL insurer that it was denying coverage for this loss. The Company has advised the insurer that it disagrees with its position and is currently evaluating its options. At June 30, 2009, ACF had €0.8 million (approximately $1.0 million) accrued for this matter. The Company believes the high end of the range of possible outcomes is €3.6 million (approximately $5.0 million). However, it is possible that the high end of the range could ultimately increase or decrease based upon the findings of the court-appointed expert. Due to the multiple variables involved in the case (i.e. the uncertainty surrounding the number of boats which were damaged, the costs to repair the damages, the cause of the alleged damage, the Company’s responsibility for the alleged costs of repair), it is currently not possible to make an estimate of any amount above the amount of the current stated claim. An unfavorable outcome related to this matter could have a material impact on the Company’s results of operations and cash flows.

12.	We have read your response to comment 15. It appears you do not intend to quantify the inventory and receivables turnover ratios in future filings. The accounts receivable turnover was 8.3, 9.4 and 10.1 at December 31, 2008, 2007, and 2006, respectively. The inventory turnover was 5.0, 5.5, and 5.8 at December 31, 2008, 2007, and 2006, respectively. The fact that these ratios have been slowly declining over the past three years appears to run counter to your indications that the turnovers have been consistent due to the seasonality of your HTH water products business. Seasonality does not fully explain why the March 31, 2009 ratio of receivables to quarterly sales is 63% whereas the March 31, 2008 ratio was 58%. Further, seasonality does not fully explain why the March 31, 2009 ratio of inventory to quarterly COGS is 123% whereas the March 31, 2008 ratio was 100%. Management’s decision to maintain the same inventory level as at March 31, 2008, despite a 19% decrease in quarterly COGS, had an approximate $47 million adverse impact on the reported $33 million operating cash flow deficit. Further, it is not clear how much of the inventory build-up was caused by Advantis, and why that impact was not mitigated by the projected sales declines referenced in MD&A. Your belief that there has not been any deterioration in working capital that may adversely impact your future financial results does not preclude you from providing material liquidity data currently. Therefore, the previously requested disclosures are reiterated in their entirety. Please see Section 501.13.b.1 of the Financial Reporting Codification and Article 12—09 of Regulation S-X.

RESPONSE:

We acknowledge your questions and note that these ratios have slowly declined over the last several years. During that time period, the Company has made two acquisitions which have impacted the turnover ratios for December of each given year. The acquisitions explain the reasons for the decreased accounts receivable turnover ratios. As to inventory, during the fourth quarter of 2008, the Company made certain strategic decisions to purchase more inventory at the end of 2008 due to the favorable cost of certain key raw materials, none of which are subject to rapid obsolescence nor have a short shelf life. In addition, the lower overall sales volumes resulted in the Company carrying more inventory than it historically had carried. We acknowledge the Staff’s comments and request, and therefore, in future filings the Company will disclose the material liquidity ratios, including the requested ratios for accounts receivable and inventory. In addition, the Company will provide the appropriate explanations for any changes in trends.

The Company monitors days sales outstanding and inventory months on hand and will include those metrics in future filings as an indicator of the turnover ratios discussed above. When calculating days sales outstanding the Company uses trailing months gross sales and excludes non-trade receivables. When calculating inventory months on hand, the Company uses trailing months cost of sales and excludes certain inventory reserves.

The Company will include the following disclosures in addition to the previous discussions on working capital fluctuations in the “Liquidity, Investment Activity, Capital Resources and

Other Financial Data” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning in the Company’s June 30, 2009 Form 10-Q:

For the six months ended June 30, 2009, $80.2 million was provided by operating activities from continuing operations, compared to $34.7 million provided by operating activities from continuing operations during the six months ended June 30, 2008. Working capital requirements were lower in 2009 principally due to lower sales volumes and decreased incentive compensation payments under the Company’s annual and long-term incentive plans.

Accounts receivable, net, at June 30, 2009 was 12% lower than at June 30, 2008 consistent with the decline in sales volumes for the comparable periods. At June 30, 2009 our days sales outstanding (“DSO”) was 57 days as compared to 67 days at December 31, 2008 and 58 days at June 30, 2008. The improvement from the comparable period is due to the Company’s continued focus on collections and tight credit controls. The improvement from year-end is the result of normal seasonal trends of the business, in particular the Company’s HTH water products business. The impact of the Company’s acquisition of Advantis was to increase DSO by one day as of June 30, 2009 and three days as of December 31, 2008. The Company continues to closely monitor its accounts receivable balances and assess the allowance for doubtful accounts. The allowance was $9.1 million at December 31, 2008 compared to $10.9 million at June 30, 2009. The increase is principally due to the effect of foreign exchange as well as several specific customers in our wood protection, industrial coatings and HTH water products businesses, none of which are material to the Company’s Accounts receivable or results of operations individually or in the aggregate.

Inventories, net at June 30, 2009 were comparable to June 30, 2008. At June 30, 2009 the Company’s inventory months on hand (“MOH”) was 3.5 compared to 4.2 at December 31, 2008 and 3.2 at June 30, 2008. The impact of the Company’s acquisition of Advantis did not significantly change the MOH for either June 30, 2009 or December 31, 2008. The increase in MOH at June 30, 2009 versus June 30, 2008 is principally due to the lower than expected sales volumes in our HTH water products business due to the unseasonal weather patterns in the second quarter of 2009, which is the peak of the business’ selling season. Many of the Company’s products are not subject to rapid obsolescence and do not have short shelf lives, but the Company continues to closely monitor its inventory balances and to assess for obsolescence. The obsolescence reserve was $10.2 million at December 31, 2008 compared to $11.9 at June 30, 2009. The increase is principally due to the impact of foreign exchange, certain unsalable equipment and non-conforming product in certain geographic locations. During the second half of 2009, the Company expects to adjust its production in alignment with the lower demand, principally for the personal care and industrial biocides business.

Definitive Proxy Statement on Schedule 14A Filed on March 13, 2009

Annual Incentive, page 26

13.	We note your response with respect to our prior comment 21. If individual performance was a significant factor in determining compensation, your disclosure should identify the specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. See Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and in future filings, the Company will identify the individual performance objectives that were material in determining the amount of any named executive officer’s bonus and the significance of those objectives to the Committee’s determination to pay the bonus in the amount awarded.

If you have any further questions, please feel free to contact me.

Very truly yours,

Steven C. Giuliano
Vice President and Chief Financial Officer

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